Exhibit 1

Pillar 3 Report

DECEMBER 2020

INCORPORATING THE REQUIREMENTS OF APS330

WESTPAC BANKING CORPORATION
ABN 33 007 457 141

Fix. Simplify. Perform.

Westpac GROUP

Pillar 3 report Table of contentsStructure of Pillar 3 reportExecutive summary 3 Introduction 6 Group structure 8 Capital overview 9 Leverage ratio 13 Credit risk exposures 14 Securitisation 18 Liquidity coverage ratio 21 Appendix Appendix I | APS330 Quantitative requirements 22 Disclosure regarding forward-looking statements 23In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise). In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars. Any discrepancies between totals and sums of components in tables contained in this report are due to rounding. In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III. Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.2 | Westpac Group December 2020 Pillar 3 Report

Pillar 3 report
Executive summary

Key capital ratios

	31 December 2020	30 September 2020	31 December 2019
Level 2 Regulatory capital structure			
Common equity Tier 1 capital after deductions $m	51,048	48,733	47,593
Risk weighted assets $m	430,232	437,905	442,487
Common equity Tier 1 capital ratio %	11.87	11.13	10.76
Additional Tier 1 capital ratio %	2.30	2.10	2.08
Tier 1 capital ratio %	14.17	13.23	12.84
Tier 2 capital %	3.72	3.15	2.65
Total regulatory capital ratio %	17.89	16.38	15.49
APRA leverage ratio %	6.19	5.78	6.04
Level 1 Regulatory capital structure			
Common equity Tier 1 capital after deductions $m	51,622	49,453	47,997
Risk weighted assets $m	426,566	433,727	433,889
Level 1 Common equity Tier 1 capital ratio %	12.10	11.40	11.06

Common equity Tier 1 capital ratio movement for First Quarter 2021 (basis points)


11.13%
46
18
5
(3)
8
11.87%
Sep-20
Cash earnings
RWA movement
Capital deductions and other items
FX translation impact
Divestments
Dec-20

Westpac's Common equity Tier 1 (CET1) capital ratio was 11.87% at 31 December 2020, 74 basis points higher than 30 September 2020. Key movements in the CET1 capital ratio over the quarter were:

- First Quarter 2021 cash earnings of $1,971 million (46 basis point increase);
- A decline in Risk Weighted Assets (RWA) (18 basis point increase), from decreases in credit risk RWA which were partially offset by an increase in non-credit RWA;
- Capital deductions and other capital movements (5 basis point increase) mainly due to lower deferred tax assets consistent with the reduction in impairment provisions, partially offset by movements in the fair value on economic hedges recognised in net profit;
- Foreign currency impacts from the appreciation of the A$ against the US$ (3 basis point decrease)[1]; and
- An 8 basis points increase from the sale of Westpac's stake in Zip Co Limited.

Payment of Westpac's 2020 final dividend had no net impact on capital as the dividend reinvestment plan was fully underwritten. On 18 December 2020 Westpac issued 56.9 million new ordinary shares (Shares) ($1.12 billion) comprising 20.2 million Shares ($401 million) to participants in the dividend reinvestment plan (approximately 36% participation rate) and 36.7 million Shares ($719 million) to the underwriter.

[1] Reflecting the net impact of movements in the foreign currency translation reserve and RWA.

Westpac GROUP
Westpac Group December 2020 Pillar 3 Report | 3

Pillar 3 report
Executive summary

Risk Weighted Assets

$m	31 December 2020	30 September 2020	31 December 2019
Risk weighted assets at Level 2			
Credit risk	349,844	359,389	361,400
Market risk	9,607	8,761	9,005
Operational risk	54,090	54,090	54,206
Interest rate risk in the banking book	10,309	9,124	10,989
Other	6,382	6,541	6,888
Total RWA	430,232	437,905	442,487
Total Exposure at Default	1,063,136	1,062,238	1,039,769

Total RWA decreased $7.7 billion or 1.8% over the quarter from a reduction in credit risk RWA.

The $9.5 billion decline in credit risk RWA included:

- A $5.5 billion decrease from improved credit quality comprising:
  - Mortgage RWAs decreased $3.4 billion primarily from improved asset quality (including lower defaulted loans) driven by a 16bps reduction in 90+ day delinquencies;
  - Lower stressed assets, mainly across small business and corporate lending reduced RWA by $1.5 billion;
  - A $0.6 billion reduction in the RWA overlay for corporate, business and specialised lending. This overlay balance is still $1.4 billion and was established to take account of facilities where facility reviews had not been completed following the disruption caused by COVID-19. The overlay will continue to be reassessed as customer reviews are completed.
- A $2.2 billion decrease from lower lending, mostly from a further reduction in Trade Finance in Asia, as we consolidate our international operations. This has been partially offset by an increase in off balance sheet exposures, particularly higher undrawn mortgage commitments;
- Foreign currency translation impacts which decreased RWA by $0.7 billion mostly from the appreciation of the A$ against the US$; and
- A decrease in credit RWA associated with derivative exposures (counterparty credit risk and mark-to-market related credit risk) of $1.1 billion mainly relating to exchange rate movements.

Non-credit risk RWA increased by $1.9 billion mainly due to a $1.2 billion increase in Interest Rate Risk in the Banking Book (IRRBB) and a $0.8 billion increase in market risk.

Additional Tier 1 Capital

On 4 December 2020, Westpac issued $1.72 billion of Additional Tier 1 capital (Westpac Capital Notes 7 (WCN7)), of which approximately $0.9 billion comprised reinvestment by the holders of Westpac Capital Notes 3 (WCN 3)[1]. The net impact was an increase in Tier 1 capital of approximately 18 basis points.

Tier 2 Capital

On 16 November 2020, Westpac issued US$2.5 billion of Tier 2 capital instruments increasing the total capital ratio by approximately 79 basis points. The issuance was in response to APRA's increased total capital requirements to be met by 1 January 2024.

Exposure at Default

Exposure at default (EAD) increased $0.9 billion over the quarter, primarily due to an increase in exposure to sovereigns and residential mortgages partially offset by a reduction in Trade Finance in Asia and foreign exchange movements.

[1] At 31 December 2020, approximately $0.4 billion of WCN 3 were outstanding. On 15 February 2021, Westpac announced that it will redeem all WCN 3 on issue on 22 March 2021.

4 | Westpac Group December 2020 Pillar 3 Report

Pillar 3 report
Executive summary

Leverage Ratio

The leverage ratio represents the amount of Tier 1 capital relative to exposure[1]. At 31 December 2020, Westpac's leverage ratio was 6.19%, up 41 basis points since 30 September 2020.

Liquidity Coverage Ratio (LCR)

Westpac's average LCR for the quarter ending 31 December 2020 was 152% (quarter ending 30 September 2020: 151%)[2, 3].

[1] As defined under Attachment D of APS110: Capital Adequacy.
[2] Calculated as a simple average of the daily observations over the relevant quarter.
[3] Effective 1 January 2021, the Group is required by APRA to increase the value of its net cash outflows by 10% for the purpose of calculating LCR. On a pro forma basis, this reduces the 31 December 2020 LCR by 13 percentage points.

Westpac GROUP
Westpac Group December 2020 Pillar 3 Report | 5

Pillar 3 report Executive summaryLeverage Ratio The leverage ratio represents the amount of Tier 1 capital relative to exposure1. At 31 December 2020, Westpac’s leverage ratio was 6.19%, up 41 basis points since 30 September 2020.Liquidity Coverage Ratio (LCR) Westpac’s average LCR for the quarter ending 31 December 2020 was 152% (quarter ending 30 September 2020: 151%)2, 3.¹ As defined under Attachment D of APS110: Capital Adequacy. ² Calculated as a simple average of the daily observations over the relevant quarter. ³ Effective 1 January 2021, the Group is required by APRA to increase the value of its net cash outflows by 10% for the purpose of calculating LCR. On a pro forma basis, this reduces the 31 December 2020 LCR by 13 percentage points.Westpac Group December 2020 Pillar 3 Report | 5

Pillar 3 report
Group structure

APRA applies a tiered approach to measuring Westpac's capital adequacy[1] by assessing financial strength at three levels:

- Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single 'Extended Licensed Entity' (ELE) for the purposes of measuring capital adequacy;
- Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and
- Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities.

Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac's financial strength on a Level 2 basis[2].

The Westpac Group

The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation.


Westpac Banking Corporation
Westpac Level 1 subsidiaries
Westpac New Zealand Ltd
Other Westpac Level 2 subsidiaries
Regulatory non-consolidated subsidiaries
Level 1 Consolidation
Level 2 Consolidation
Level 3 Consolidation

Accounting consolidation[3]

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the 'Group'. The effects of all transactions between entities in the Group are eliminated on consolidation. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases.

Group entities excluded from the regulatory consolidation at Level 2

Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities:

- insurance;
- acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management;
- non-financial (commercial) operations; or
- special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation.

Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities.

[1] APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI.
[2] Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report.
[3] Refer to Note 31 of Westpac's 2020 Annual Report for further details.

Westpac GROUP
Westpac Group December 2020 Pillar 3 Report | 7

Pillar 3 report Group structureSubsidiary banking entities Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand (RBNZ). WNZL uses the Advanced IRB approach for credit risk and the AMA for operational risk. Other subsidiary banking entities in the Group include Westpac Europe Limited. For the purposes of determining Westpac’s capital adequacy subsidiary banking entities are consolidated at Level 2. Restrictions and major impediments on the transfer of funds or regulatory capital within the Group Minimum capital (‘thin capitalisation’) rules Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings to comply with these rules. Tax costs associated with repatriation Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated. Intra-group exposure limits Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities1. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk. Prudential regulation of subsidiary entities Certain subsidiary banking, insurance and trustee entities are subject to local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. There are no capital deficiencies in subsidiary entities excluded from the regulatory consolidation at Level 2. On 2 April 2020, a decision was made by the RBNZ to temporarily defer the distribution of dividends on ordinary shares by all banks in New Zealand during the period of economic uncertainty caused by COVID- 19. On 11 November 2020 the RBNZ announced that they will maintain restrictions on dividends and redemption of non-CET1 capital instruments until 31 March 2021, or later if required.¹ For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.8 | Westpac Group December 2020 Pillar 3 Report

Pillar 3 report Capital overviewCapital management strategy Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include: • the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans; • consideration of both regulatory and economic capital requirements; • a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and • consideration of the perspectives of external stakeholders including rating agencies as well as equity and debt investors. During the period of disruption caused by COVID-19, Westpac is operating with the following principles in relation to capital: • prioritise maintaining capital strength; • retain capital to absorb further downside on credit quality and acknowledge a high degree of uncertainty regarding the length and depth of this stress; • allow for capital flexibility to support lending to customers; and • in line with APRA guidance, Westpac will seek to maintain a buffer above the regulatory minimum (currently at least 8% for D-SIBs including Westpac) and may utilise some of the “unquestionably strong” buffer. At 31 December 2020 the CET1 buffer above the regulatory minimum of 8% was $16.6 billion. These principles take into consideration: • current regulatory capital minimums and the capital conservation buffer (CCB), which together are the Total CET1 Requirement. In line with the above, the Total CET1 Requirement for Westpac is at least 8.0%, based upon an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs1, 2; • stress testing to calibrate an appropriate buffer against a downturn; and • quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments. Westpac will revise its target capital levels once the medium to longer term impacts of COVID-19 are clearer and APRA’s review of the capital adequacy framework is finalised.APRA announcements on capital On 15 December 2020 APRA issued revised capital management guidance³. From 1 January 2021 APRA will no longer hold ADIs to a minimum level of earnings retention (previously 50% of net profit after tax). APRA has also stated that it expects banks to moderate dividend payout ratios, consider the use of dividend reinvestment plans (DRPs) and/or other capital management initiatives to offset the impact from distributions and conduct regular stress testing. In addition, APRA has released further guidance on the implementation of Basel III reforms which will embed the “unquestionably strong” level of capital in the framework. On 8 December 2020 APRA outlined its proposals for changes to the capital framework including proposed changes to RWA effective from 1 January 2023⁴ . The proposed changes are not expected to require ADIs to raise additional capital and are currently open for consultation until April 2021.¹ Noting that APRA may apply higher CET1 requirements for an individual ADI. ² If an ADI’s CET1 ratio falls below the Total CET1 Requirement (at least 8%), they face restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses. ³ Letter to all authorised deposit taking institutions and insurers – “Capital Management” dated 15 December 2020. ⁴ Discussion paper: A more flexible and resilient capital framework for ADIs published 8 December 2020.Westpac Group December 2020 Pillar 3 Report | 9

Pillar 3 report
Capital overview

Westpac's capital adequacy ratios

%	31 December 2020	30 September 2020	31 December 2019
The Westpac Group at Level 2			
Common equity Tier 1 capital ratio	11.9	11.1	10.8
Additional Tier 1 capital	2.3	2.1	2.1
Tier 1 capital ratio	14.2	13.2	12.8
Tier 2 capital	3.7	3.1	2.7
Total regulatory capital ratio	17.9	16.4	15.5
The Westpac Group at Level 1			
Common equity Tier 1 capital ratio	12.1	11.4	11.1
Additional Tier 1 capital	2.3	2.1	2.1
Tier 1 capital ratio	14.4	13.5	13.2
Tier 2 capital	3.8	3.2	2.7
Total regulatory capital ratio	18.2	16.7	15.9

Westpac New Zealand Limited's capital adequacy ratios

%	31 December 2020	30 September 2020	31 December 2019
Westpac New Zealand Limited			
Common equity Tier 1 capital ratio	12.9	12.3	11.4
Additional Tier 1 capital	2.7	2.7	2.6
Tier 1 capital ratio	15.6	15.0	14.0
Tier 2 capital	2.0	2.1	1.9
Total regulatory capital ratio	17.6	17.1	15.9

10 | Westpac Group December 2020 Pillar 3 Report

Pillar 3 report
Capital overview

Capital requirements

This table shows RWA and associated capital requirements[1] for each risk type included in the regulatory assessment of Westpac's capital adequacy. More detailed disclosures on the prudential assessment of capital requirements are presented in the following sections of this report.

31 December 2020 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	69,529	906	70,435	5,635
Business lending	36,141	809	36,950	2,956
Sovereign	2,409	1,010	3,419	273
Bank	5,011	125	5,136	411
Residential mortgages	128,925	4,299	133,224	10,658
Australian credit cards	4,365	-	4,365	349
Other retail	9,769	762	10,531	842
Small business	16,312	-	16,312	1,305
Specialised lending	56,878	404	57,282	4,583
Securitisation	5,291	-	5,291	423
Mark-to-market related credit risk[3]	-	6,899	6,899	552
Total	334,630	15,214	349,844	27,987
Market risk			9,607	769
Operational risk			54,090	4,327
Interest rate risk in the banking book			10,309	825
Other assets[4]			6,382	511
Total			430,232	34,419

30 September 2020 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	73,666	976	74,642	5,971
Business lending	36,777	880	37,657	3,013
Sovereign	2,376	1,216	3,592	287
Bank	5,640	144	5,784	463
Residential mortgages	130,787	4,431	135,218	10,818
Australian credit cards	4,405	-	4,405	352
Other retail	10,174	774	10,948	876
Small business	16,977	-	16,977	1,358
Specialised lending	57,019	432	57,451	4,596
Securitisation	5,413	-	5,413	433
Mark-to-market related credit risk[3]	-	7,302	7,302	584
Total	343,234	16,155	359,389	28,751
Market risk			8,761	701
Operational risk			54,090	4,327
Interest rate risk in the banking book			9,124	730
Other assets[4]			6,541	523
Total			437,905	35,032

[1] Total capital required is calculated as 8% of total risk weighted assets.
[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.
[4] Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

Westpac GROUP
Westpac Group December 2020 Pillar 3 Report | 11

Pillar 3 report
Capital overview

31 December 2019 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	73,249	1,072	74,321	5,946
Business lending	35,096	896	35,992	2,879
Sovereign	1,723	1,073	2,796	224
Bank	7,758	35	7,793	623
Residential mortgages	130,001	4,833	134,834	10,787
Australian credit cards	4,897	-	4,897	392
Other retail	12,222	881	13,103	1,048
Small business	16,535	-	16,535	1,323
Specialised lending	55,771	488	56,259	4,501
Securitisation	5,647	-	5,647	452
Mark-to-market related credit risk[3]	-	9,224	9,224	738
Total	342,899	18,502	361,400	28,913
Market risk			9,005	720
Operational risk			54,206	4,336
Interest rate risk in the banking book			10,989	879
Other assets[4]			6,888	551
Total			442,487	35,399

[1] Total capital required is calculated as 8% of total risk weighted assets.
[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as CVA risk.
[4] Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

12 | Westpac Group December 2020 Pillar 3 Report
Westpac GROUP

Pillar 3 report
Leverage ratio disclosure

Leverage ratio

The following table summarises Westpac's leverage ratio. This has been determined using APRA's definition of the leverage ratio as specified in APS110 Capital Adequacy.

$ billion	31 December 2020	30 September 2020	30 June 2020	31 March 2020
Tier 1 Capital	61.0	57.9	57.9	57.5
Total Exposures	984.3	1,001.8	985.6	1,014.2
Leverage ratio	**6.2%**	**5.8%**	**5.9%**	**5.7%**

Westpac GROUP
Westpac Group December 2020 Pillar 3 Report | 13

Pillar 3 report
Credit risk exposures

Summary credit risk disclosure

31 December 2020 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[1]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 3 months ended
Corporate	123,745	69,529	717	477	472	224	14
Business lending	53,765	36,141	793	510	396	211	8
Sovereign	137,220	2,409	2	2	-	-	-
Bank	20,990	5,011	7	7	-	-	-
Residential mortgages	556,263	128,925	1,883	997	281	80	31
Australian credit cards	16,790	4,365	204	162	74	43	43
Other retail	13,130	9,769	499	327	308	174	35
Small business	32,530	16,312	638	368	627	270	8
Specialised Lending	65,532	56,878	801	650	59	18	(1)
Securitisation	26,841	5,291	-	-	-	-	-
Standardised[2]	16,330	15,214	-	-	51	18	-
Total	1,063,136	349,844	5,544	3,500	2,268	1,038	138

30 September 2020 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[1]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 12 months ended
Corporate	129,988	73,666	758	514	558	244	95
Business lending	54,542	36,777	809	534	392	208	71
Sovereign	131,857	2,376	1	1	-	-	-
Bank	23,244	5,640	7	7	-	-	-
Residential mortgages	550,133	130,787	1,966	1,033	345	93	125
Australian credit cards	16,944	4,405	214	166	83	48	332
Other retail	13,471	10,174	522	341	326	187	275
Small business	32,758	16,977	685	350	933	328	74
Specialised Lending	65,491	57,019	837	659	86	25	3
Securitisation	26,817	5,413	-	-	-	-	-
Standardised[2]	16,993	16,155	-	-	56	19	2
Total	1,062,238	359,389	5,799	3,605	2,779	1,152	977

31 December 2019 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[1]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 3 months ended
Corporate	136,056	73,249	589	462	198	126	(3)
Business lending	54,640	35,096	614	414	317	162	23
Sovereign	89,687	1,723	1	1	-	-	-
Bank	27,120	7,758	16	16	-	-	-
Residential mortgages	553,492	130,001	1,657	1,099	394	122	34
Australian credit cards	19,159	4,897	309	235	118	73	83
Other retail	15,646	12,222	582	411	295	172	54
Small business	33,388	16,535	530	362	380	168	20
Specialised Lending	65,798	55,771	769	576	60	29	-
Securitisation	26,935	5,647	-	-	-	-	-
Standardised[2]	17,848	18,502	-	-	55	20	-
Total	1,039,769	361,401	5,067	3,576	1,817	871	211

[1] Includes regulatory expected losses for defaulted and non-defaulted exposures.
[2] Includes mark-to-market related credit risk.

14 | Westpac Group December 2020 Pillar 3 Report

Pillar 3 report
Credit risk exposures

Exposure at Default by major type

31 December 2020	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[1]
Corporate	53,908	58,175	11,662	123,745	126,867
Business lending	39,878	13,887	-	53,765	54,154
Sovereign	110,646	1,632	24,942	137,220	134,539
Bank	11,790	1,925	7,275	20,990	22,117
Residential mortgages	482,838	73,425	-	556,263	553,198
Australian credit cards	6,799	9,991	-	16,790	16,867
Other retail	9,939	3,191	-	13,130	13,301
Small business	25,145	7,385	-	32,530	32,644
Specialised lending	53,313	10,182	2,037	65,532	65,512
Securitisation[2]	20,544	6,174	123	26,841	26,829
Standardised	12,558	1,098	2,674	16,330	16,662
Total	827,358	187,065	48,713	1,063,136	1,062,690

30 September 2020	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	12 months ended[3]
Corporate	57,485	60,099	12,404	129,988	137,385
Business lending	40,989	13,553	-	54,542	54,578
Sovereign	106,524	1,604	23,729	131,857	111,274
Bank	13,161	1,873	8,210	23,244	25,935
Residential mortgages	481,096	69,037	-	550,133	553,586
Australian credit cards	6,652	10,292	-	16,944	17,979
Other retail	10,210	3,261	-	13,471	14,880
Small business	25,463	7,295	-	32,758	33,158
Specialised lending	52,803	10,629	2,059	65,491	65,530
Securitisation[2]	20,542	6,138	137	26,817	27,152
Standardised	12,911	1,178	2,904	16,993	19,255
Total	827,836	184,959	49,443	1,062,238	1,060,712

31 December 2019	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[4]
Corporate	62,314	60,621	13,121	136,056	137,615
Business lending	42,111	12,529	-	54,640	54,605
Sovereign	79,117	1,773	8,797	89,687	90,323
Bank	15,811	2,133	9,176	27,120	27,940
Residential mortgages	485,438	68,054	-	553,492	556,255
Australian credit cards	8,651	10,508	-	19,159	18,350
Other retail	12,143	3,503	-	15,646	15,799
Small business	26,411	6,977	-	33,388	33,376
Specialised lending	53,903	10,034	1,861	65,798	65,676
Securitisation[2]	21,740	5,085	110	26,935	26,855
Standardised	12,985	1,123	3,740	17,848	20,180
Total	820,624	182,340	36,805	1,039,769	1,046,974

[1] Average is based on exposures as at 30 September 2020 and 31 December 2020.
[2] The EAD associated with securitisations is for the banking book only.
[3] Average is based on exposures as at 30 September 2019, 31 December 2019, 31 March 2020, 30 June 2020, and 30 September 2020.
[4] Average is based on exposures as at 30 September 2019 and 31 December 2019.

Westpac GROUP
Westpac Group December 2020 Pillar 3 Report | 15

Pillar 3 report
Credit risk exposures

Loan impairment provisions

APS220 Credit Quality requires that Westpac report specific provisions and a General Reserve for Credit Loss (GRCL). All Individually Assessed Provisions (IAP) raised under Australian Accounting Standards (AAS) are classified as specific provisions. All Collectively Assessed Provisions (CAP) raised under AAS are either classified into specific provisions or a GRCL.

31 December 2020	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	594	444	1,038
for defaulted but not impaired loans	NA	1,004	1,004
For Stage 2	NA	1,972	1,972
Total Specific Provision[1]	594	3,420	4,014
General Reserve for Credit Loss[1]	NA	1,516	1,516
Total provisions for ECL	594	4,936	5,530

30 September 2020	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	611	541	1,152
for defaulted but not impaired loans	NA	1,021	1,021
For Stage 2	NA	2,199	2,199
Total Specific Provision[1]	611	3,761	4,372
General Reserve for Credit Loss[1]	NA	1,791	1,791
Total provisions for ECL	611	5,552	6,163

31 December 2019	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	483	388	871
for defaulted but not impaired loans	NA	558	558
For Stage 2	NA	1,246	1,246
Total Specific Provision[1]	483	2,192	2,675
General Reserve for Credit Loss[1]	NA	1,303	1,303
Total provisions for ECL	483	3,495	3,978

[1] Provisions classified according to APRA's letter dated 4 July 2017 "Provisions for regulatory purposes and AASB 9 financial instruments".

16 | Westpac Group December 2020 Pillar 3 Report

Westpac GROUP

Pillar 3 report
Credit risk exposures

Impaired and past due loans

The following tables disclose the crystallisation of credit risk as impairment and loss. Analysis of exposures defaulted not impaired, impaired loans, related provisions and actual losses is broken down by concentrations reflecting Westpac's asset categories.[1]

31 December 2020 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 3 months ended
Corporate	213	472	224	47%	14
Business lending	680	396	211	53%	8
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	6,309	281	80	28%	31
Australian credit cards	-	74	43	58%	43
Other retail	-	308	174	56%	35
Small business	444	627	270	43%	8
Specialised lending	212	59	18	31%	(1)
Securitisation	-	-	-	-	-
Standardised	85	51	18	35%	-
Total	7,943	2,268	1,038	46%	138

30 September 2020 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 12 months ended
Corporate	127	558	244	44%	95
Business lending	598	392	208	53%	71
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	7,042	345	93	27%	125
Australian credit cards	-	83	48	58%	332
Other retail	-	326	187	57%	275
Small business	440	933	328	35%	74
Specialised lending	229	86	25	29%	3
Securitisation	-	-	-	-	-
Standardised	96	56	19	34%	2
Total	8,532	2,779	1,152	41%	977

31 December 2019 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 3 months ended
Corporate	94	198	126	64%	(3)
Business lending	430	317	162	51%	23
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,732	394	122	31%	34
Australian credit cards	-	118	73	62%	83
Other retail	-	295	172	58%	54
Small business	371	380	168	44%	20
Specialised lending	273	60	29	48%	-
Securitisation	-	-	-	-	-
Standardised	72	55	20	36%	-
Total	4,972	1,817	871	48%	211

[1] Includes items past 90 days not impaired.

Westpac GROUP

Westpac Group December 2020 Pillar 3 Report | 17

Pillar 3 report SecuritisationBanking book summary of securitisation activity by asset type For the 3 months ended 31 December 2020 Amount Recognised gain or $m securitised loss on sale Residential mortgages 4,966 - Credit cards - - Auto and equipment finance 325 - Business lending - - Investments in ABS - - Other - - Total 5,291 -For the 12 months ended 30 September 2020 Amount Recognised gain or $m securitised loss on sale Residential mortgages 76,353 - Credit cards - - Auto and equipment finance 506 - Business lending - - Investments in ABS - - Other - - Total 76,859 -For the 3 months ended 31 December 2019 Amount Recognised gain or $m securitised loss on sale Residential mortgages 370 - Credit cards - - Auto and equipment finance 81 - Business lending - - Investments in ABS - - Other - - Total 451 -18 | Westpac Group December 2020 Pillar 3 Report

Pillar 3 report
Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

31 December 2020 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	7,252	32	7,284
Liquidity facilities	-	-	279	279
Funding facilities	2,255	-	1,281	3,536
Underwriting facilities	-	-	-	-
Lending facilities	710	-	530	1,240
Warehouse facilities	10,326	-	4,176	14,502
Total	13,291	7,252	6,298	26,841

30 September 2020 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	7,650	19	7,669
Liquidity facilities	-	-	308	308
Funding facilities	2,167	-	1,589	3,756
Underwriting facilities	-	-	-	-
Lending facilities	551	-	404	956
Warehouse facilities	10,173	-	3,955	14,128
Total	12,892	7,650	6,275	26,817

31 December 2019 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	8,806	38	8,844
Liquidity facilities	-	-	288	288
Funding facilities	2,967	-	1,077	4,043
Underwriting facilities	-	-	-	-
Lending facilities	512	-	217	729
Warehouse facilities	9,456	-	3,575	13,031
Total	12,935	8,806	5,195	26,935

Westpac GROUP
Westpac Group December 2020 Pillar 3 Report | 19

Pillar 3 report
Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type[1]

31 December 2020	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	11	-	11
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	112	112
Other derivatives	-	-	11	11
Total	-	11	123	134

30 September 2020	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	30	-	30
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	103	103
Other derivatives	-	-	17	17
Total	-	30	120	150

31 December 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	55	-	55
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	109	109
Other derivatives	-	-	18	18
Total	-	55	127	182

[1] EAD associated with trading book securitisation is not included in EAD by major type on page 14. Trading book securitisation exposure is captured and risk weighted under APS116 Capital Adequacy: Market Risk.

20 | Westpac Group December 2020 Pillar 3 Report
Westpac GROUP

Pillar 3 report
Liquidity coverage ratio

Liquidity Coverage Ratio (LCR)

Westpac's LCR as at 31 December 2020 was 142%[1] (30 September 2020: 150%) and the average LCR for the quarter was 152%[2] (30 September 2020: 151%)[3].

Liquid assets included in the LCR comprise High Quality Liquid Assets (HQLA), the Committed Liquidity Facility (CLF) offered by the Reserve Bank of Australia and additional qualifying RBNZ securities. LCR liquid assets also include Westpac's Supplementary Allowance and Additional Allowance of the Term Funding Facility (TFF).

Westpac's portfolio of HQLA averaged $126.8 billion over the quarter[2].

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio. Westpac maintains a buffer over the regulatory minimum of 100%.

$m	31 December 2020 Total unweighted value (average)[2]	31 December 2020 Total weighted value (average)[2]	30 September 2020 Total unweighted value (average)[2]	30 September 2020 Total weighted value (average)[2]
Liquid assets, of which:				
1 High-quality liquid assets (HQLA)		126,801		116,687
2 Alternative liquid assets (ALA)		53,291		56,804
3 Reserve Bank of New Zealand (RBNZ) securities		7,019		8,283
Cash Outflows				
4 Retail deposits and deposits from small business customers, of which:	283,038	24,896	270,996	23,802
5 Stable deposits	141,806	7,090	135,453	6,773
6 Less stable deposits	141,232	17,806	135,543	17,029
7 Unsecured wholesale funding, of which:	163,105	75,875	158,397	74,305
8 Operational deposits (all counterparties) and deposits in networks for cooperative banks	75,421	18,773	71,549	17,809
9 Non-operational deposits (all counterparties)	75,751	45,169	76,666	46,314
10 Unsecured debt	11,933	11,933	10,182	10,182
11 Secured wholesale funding		-		-
12 Additional requirements, of which:	200,526	25,969	196,312	26,567
13 Outflows related to derivatives exposures and other collateral requirements	10,198	10,198	11,275	11,275
14 Outflows related to loss of funding on debt products	656	656	516	516
15 Credit and liquidity facilities	189,672	15,115	184,521	14,776
16 Other contractual funding obligations	689	689	185	185
17 Other contingent funding obligations	39,735	3,346	39,767	3,379
18 Total cash outflows		**130,775**		**128,238**
Cash inflows				
19 Secured lending (e.g. reverse repos)	10,551	-	9,270	-
20 Inflows from fully performing exposures	9,337	5,532	8,831	5,304
21 Other cash inflows	2,206	2,206	2,604	2,604
22 Total cash inflows	**22,094**	**7,738**	**20,705**	**7,908**
23 Total liquid assets		**187,111**		**181,774**
24 Total net cash outflows		**123,037**		**120,330**
25 Liquidity Coverage Ratio (%)		**152%**		**151%**
Number of data points used		65		66

[1] Calculated as total liquid assets divided by total net cash outflows.
[2] Calculated as a simple average of the daily observations over the quarter.
[3] Effective 1 January 2021, the Group is required by APRA to increase the value of its net cash outflows by 10% for the purpose of calculating LCR. On a pro forma basis, this reduces the 31 December 2020 LCR by 13 percentage points.

Westpac GROUP
Westpac Group December 2020 Pillar 3 Report | 21

Pillar 3 report
Appendix I | APS330 quantitative requirements

The following table cross-references the quantitative disclosure requirements outlined in Attachment C of APS330 to the quantitative disclosures made in this report.

APS330 reference		Westpac disclosure	Page
General Requirements			
Paragraph 49		Summary leverage ratio	13
Attachment C			
Table 3: Capital Adequacy	(a) to (e)	Capital requirements	11
	(f)	Westpac's capital adequacy ratios	10
		Capital adequacy ratios of major subsidiary banks	10
Table 4: Credit Risk - general disclosures	(a)	Exposure at Default by major type	15
	(b)	Impaired and past due loans	17
	(c)	General reserve for credit loss	16
Table 5: Securitisation exposures	(a)	Banking Book summary of securitisation activity by asset type	18
	(b)	Banking Book summary of on and off-balance sheet securitisation by exposure type	19
		Trading Book summary of on and off-balance sheet securitisation by exposure type	20
Attachment F			
Table 20: Liquidity Coverage Ratio disclosure template		Liquidity Coverage Ratio disclosure	21

Exchange rates

The following exchange rates were used in this report, and reflect spot rates for the period end.

$	31 December 2020	30 September 2020	31 December 2019
USD	0.7705	0.7108	0.7005
GBP	0.5656	0.5540	0.5340
NZD	1.0665	1.0802	1.0410
EUR	0.6267	0.6060	0.6252

22 | Westpac Group December 2020 Pillar 3 Report

Westpac GROUP

Pillar 3 report Disclosure regarding forward-looking statementsThis report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’, ‘outlook’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to: ⚫ the effect of the global COVID-19 pandemic, which has had, and is expected to continue to have, a negative impact on our business and global economic conditions, adversely affected a wide-range of Westpac's key suppliers, third-party contractors and customers, created increased volatility in financial markets and may result in increased impairments, defaults and write-offs; ⚫ the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements; ⚫ regulatory investigations, reviews, and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy; ⚫ the failure to comply with financial crime obligations, which has had, and could further have, adverse effects on our business and reputation; ⚫ internal and external events which may adversely impact Westpac's reputation; ⚫ litigation and other legal proceedings and regulator investigations and enforcement actions; ⚫ information security breaches, including cyberattacks; ⚫ reliability and security of Westpac's technology and risks associated with changes to technology systems; ⚫ the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result; ⚫ market volatility, including uncertain conditions in funding, equity and asset markets; ⚫ an increase in defaults in credit exposures because of a deterioration in economic conditions; ⚫ adverse asset, credit or capital market conditions; ⚫ the incidence of inadequate capital levels under stressed conditions; ⚫ the risk that governments will default on their debt obligations or will be unable to refinance their debts as they fall due; ⚫ changes to Westpac's credit ratings or to the methodology used by credit rating agencies; ⚫ levels of inflation, interest rates (including low or negative rates), exchange rates and market and monetary fluctuations and volatility; ⚫ an increase in defaults, write-offs and provisions for credit impairments; ⚫ changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and other countries (including as a result of tariffs and protectionist trade measures) in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses; ⚫ the effects of competition, including from established providers of financial services and from non-financial service entities, in the geographic and business areas in which Westpac conducts its operations; ⚫ poor data quality or poor data retention; ⚫ the effectiveness of Westpac's risk management policies, including internal processes, systems and employees, and operational risks resulting from ineffective processes and controls, as well as breakdowns in processes and procedures requiring remediation activity; ⚫ the incidence or severity of Westpac-insured events; ⚫ the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations; ⚫ changes to Westpac’s critical accounting estimates and judgments and changes to the value of Westpac's intangible assets;Westpac Group December 2020 Pillar 3 Report | 23

Pillar 3 report Disclosure regarding forward-looking statements⚫ changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate; ⚫ the inability to syndicate or sell down underwritten securities, particularly during times of heightened market volatility; ⚫ the success of strategic decisions involving diversification or innovation, in addition to business expansion activity, business acquisitions and the integration of new businesses; and ⚫ various other factors beyond Westpac's control. The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac refer to ‘Risk factors’ in Westpac’s 2020 Annual Report. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events. Westpac is under no obligation to update any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, after the date of this report.24 | Westpac Group December 2020 Pillar 3 Report